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Exhibit (a)(5)(F)

NEWS	FOR FURTHER INFORMATION
FOREST OIL CORPORATION	CONTACT: MICHAEL N. KENNEDY
1600 BROADWAY, SUITE 2200	MANAGER—INVESTOR RELATIONS
DENVER, COLORADO 80202	303.812.1739
FOR IMMEDIATE RELEASE

FOREST OIL ANNOUNCES SUCCESSFUL COMPLETION OF TENDER OFFER
FOR THE WISER OIL COMPANY

        DENVER, COLORADO—June 28, 2004—Forest Oil Corporation (Forest) (NYSE:FST) announced today that it successfully completed its cash tender offer for all outstanding shares of common stock of The Wiser Oil Company (Wiser) (NYSE:WZR). Approximately 94 percent of the outstanding shares of Wiser common stock were tendered to Forest's offer of $10.60 cash per share.

        "The acquisition of The Wiser Oil Company accelerates the implementation of our four-point strategy and targeted portfolio. It provides significant producing assets to our Western and Canadian business units and adds excellent growth opportunities in Canada and South Texas. The acquisition also allows us to high-grade our asset base with the announced disposition plan of approximately $100 million of properties. The integration and initial exploitation of Wiser's assets is the next focus for us. We are extremely pleased to welcome Wiser's employees and to begin working with them on these properties," said H. Craig Clark, President and Chief Executive Officer of Forest Oil.

        Forest's tender offer for Wiser expired as scheduled on Friday, June 25, 2004. Forest was advised by Mellon Investor Services, the Depository for the tender offer, that a total of 14,551,096 Wiser shares, including shares tendered pursuant to guaranteed delivery procedures, were tendered and not withdrawn prior to the expiration of the tender offer. All validly tendered shares were accepted for purchase at a price of $10.60 per share, net to the holder in cash without interest, in accordance with the terms of the tender offer, and payment for these shares will be made promptly. All necessary regulatory approvals for the transaction were obtained.

        Forest intends to complete the acquisition of Wiser through a merger in which all Wiser shares not validly tendered into the tender offer will be converted into the right to receive $10.60 per share, net to the holder in cash without interest, subject to applicable appraisal rights. Following the merger, Wiser will become a wholly-owned subsidiary of Forest. Payment of the merger consideration will be made following the merger upon proper presentation of certificates formerly representing Wiser shares to Mellon Investor Services, disbursing agent for the merger, together with a properly completed letter of transmittal. Transmittal materials will be sent to Wiser stockholders following the merger. Under applicable law, the proposed merger is not subject to the approval of the remaining stockholders of Wiser.

        Forest Oil Corporation is engaged in the acquisition, exploration, development, and production of natural gas and liquids in North America and selected international locations. Forest's principal reserves and producing properties are located in the United States in the Gulf of Mexico, Texas, Louisiana, Oklahoma, Utah, Wyoming and Alaska, and in Canada. Forest's common stock trades on the New York Stock Exchange under the symbol FST. For more information about Forest, please visit our website at www.forestoil.com.

June 28, 2004

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FOREST OIL ANNOUNCES SUCCESSFUL COMPLETION OF TENDER OFFER FOR THE WISER OIL COMPANY